INVEST IN **ACCESSVET**

Enhancing the lives of pets and pet parents, vets and their teams.


AccessVET
The Future of
Pet Care is Here

LEAD INVESTOR

John A Coyne

Yes I am investing in AccessVet- this is a very progressive platform filling a void in the veterinary medicine . This will allow for greater more efficient utilization of the veterinary professionals . It will also give quick access to veterinary advised care and information on if this is a condition needing an immediate visit . This will provide rapid assessment and raise the bar on veterinary care. It is a service that is coming and greatly needed with the extreme undermanned veterinary profession

Invested $30,000 this round

Learn about Lead Investors

access.vet Miami FL

Software | Main Street | Technology | Animals | Software Engineering

Highlights

1. $10k in revenue starting April 2022, 30 active users. We forecast to double these numbers by June 2022. (not guaranteed)
2. Secured a test of our platform with one of the largest owners of pet hospitals in North America.
3. 💰 First to market telehealth platform designed specifically for vets by a team of telehealth pros.
4. 🚀 The vet\pet space is booming. 23 million new pets were adopted over the last two years.
5. 🔧 We solve the problem of too many pets and not enough vets to treat these pets.

Our Team



Thomas Link CEO, Co-founder

Created a new audience, Generation Active and business to connect with and monetize the audience. Created the AccessVet concept and business model. I come from a family of vets so helping vets is a true passion

There is a massive problem in the vet\pet space. there are too many pets and not enough vets. This issue is expected to continue for ten + years. AccessVet will help vets treat more pets (a consult on the AccessVet platform takes only 1\3 of the time as an In-clinic visit). We care because we are vets and pet owners.

There is a massive problem in the vet\pet space. there are too many pets and not enough vets. This issue is expected to continue for ten + years. AccessVet will help vets treat more pets (a consult on the AccessVet platform takes only 1\3 of the time as an In-clinic visit). We care because we are vets and pet owners.



Tony Kremer CVO

Started my company Kremer Veterinary Services with one clinic. From one clinic I grew the business to a total of eleven clinics and sold to National Veterinary Associates for a significant multiple of revenue.



Ralph Musgrove President, Co-Founder



I pioneered cloud-hosted computing services at both Concord and Venali. I became the Sr., Product Manager of WinFax for Symantec Inc., after Symantec acquired Delrina, and during his tenure, WinFax was the 7th best-selling business appl



Raj Sundar CTO

Created two human telehealth platforms. Also created software for a variety of health focused companies.

Pitch



AccessVET

AccessVET
During the pandemic a record number of new pets, 23 million, were adopted. The number of vets did not increase. Many pets are waiting weeks for an appointment, or are not being treated at all. Vets and their team are suffering significant stress to meet the demands for their time and their need to provide superior pet care.
We created AccessVet because we know telehealth consults on the AccessVet platform takes 1\3 the time of an In-clinic visit. More pets can be treated and vets have more flexibility with their workflow so it reduces team stress. Our platform allows for appointment scheduling and has a payment gateway. Many pets don't like going to the vet, so the ability to stay home and have a virtual consult is also appealing to pet owners
The lack of access to vets is not a Covid thing. The new "fur babies" are not headed to animal shelters. As people head back to work many plan to get a second pet so their first pet has a companion. Finally, industry experts expect the shortage of vets to continue for another ten years.

AccessVet Benefits
AccessVET
Completely Free to Vet – Always
Immediate Cash Payment to Vet
Pet Records Integrated to EMR
Improve Curbside Experience
Audio, Video, Email, Text, Payment, ePrescribe



How Vets are Using Telehealth
AccessVET
How Are Veterinary Clinic & Hospitals Utilizing AccessVet Telehealth In Their Practices
Allocate Certain Hours Of Their Business Day To Do Telehealth Consults.
Vanessa R. Washington-based hospital
Utilize The AccessVet Group Waiting Room For On-demand Virtual And Scheduled Consults.
Karissa S. Connecticut-based clinic
After Hours Care. The Clinic Closes At 6:00pm A Veterinarian Or Vet Technician Does Virtual Consults From Home.
Kevin L. Florida-based clinic

Triage - Using AccessVet To Do Virtual Consults To Understand The Issue And Determine The Best Course Of Action For The Pet.
Tim S., Alabama-based hospital

Work-life Balance. Allows Team Member To Work From Home Periodically.
Adam L., California-based hospital

Clients Like Telehealth



AccessVET

A Recent Study Shows Telehealth Works

70% Were Satisfied Or Extremely Satisfied With The Convenience

45% Said Remote Consultation Led To An In-person Visit

59% Said Paid The Same Or More Compared To Face-to-face Visit



Veterinary Telehealth Use Cases



AccessVET

- Flea Allergies
- Behavior Problems
- Mild Limping
- Mild Diarrhea
- Dermatological
- Eye Issues
- Rashes - No Vaccine
- Monitoring Chronic
- Conditions

- Nutrition Consulting
- Behavior Consulting
- Puppy\Kitten Information Sessions
- Oral Issues
- Palliative Care
- Triage
- Gait Analysis
- Post-op Check-in



Source: AVMA

Pricing Model



AccessVET

Free to the Vet

$0

Free

Pet Parent Fee

$8.99

Pet Parent Fee Per Consult



PC, Laptop, Tablet & Mobile Phone Access



AccessVET





Create your own
AccessVET
account
for free
I am
a Veterinarian
I am
a Pet Parent

Vet PMS Integration Options



AccessVET



- Advantage
- AVImark
- AVImark SQL
- ClientTrax
- Complete Clinic
- Cornerstone
- DVM Manager
- DVMax
- eVetPractice

- HVMS
- ImproMed Infinity
- IntraVet
- IntraVet SQL
- RxWorks
- Stringsoft
- Triple Crown
- V-Tech Platinum

Competition Comparison



AccessVET

	AccessVET	airvet	whiskerDocs	medici	TeleVet
Vet\Client Platform	X	X	X	X	X
Triage Platform	X	X			
Flexible Pricing Model	X				
Video	X	X		X	
Audio	X	X	X	X	X
Text	X	X	X	X	X
Prescriptions	X	X			X
Integration w PIMS	X				X
Custom Branding	X				
A Stand-Alone Tele-health Platform	X		X	X	

Sales Channels and Expansion Partners



AccessVET

Pet Medical	MERCK Animal Health, MERIAL, MARS, Boehringer Ingelheim
Pet Retail	chewy, petco, Pets Warehouse
Pet Insurance	EMBRACE Pet Insurance, petfirst, healthypaws, Nationwide
Practice Management Cos.	VCA Animal Hospitals, Banfield Pet Hospital, bluepearl, NVA
Competitors	vetapet, TeleVet, GuardianVets, BabelBark

The Management Team



AccessVET

Tom Link
CEO

- Operator of Several Successful Start-ups
- Management experience across sales/marketing & P&L
- National Spokesperson & Advocate for Virtual Vet Engagement
- Historical Family Passion for the Veterinary Space

zoom, LIFETIME

Dr. Tony Kremer
CVO

- Thirty+ Years of Veterinary Experience
- Serial Veterinary Entrepreneur
- Recent Exit/Sale of 11 Vet Hospitals to NVA
- Frequent National Pet-related Television Appearances

DR. TONY, NVA

Raj Sundar
CTO

- 20+ Years Healthcare Software Development Experience
- Developer - Carie TeleHealth – Exit to Emerald (EMOR) in 2020
- Founder, Developer of OnCall.MD Telehealth Platform
- Founder Auxo.ai – 400+ Person Software Development Firm

OC, auxo.ai

Why Invest in AccessVet Now



AccessVET

Veterinary Telehealth
is expected to grow 19.5% annually from 2021 - 2028

Veterinary Appointments
increased 6.5% in 2021

Applications to Vet Schools
increased 5.5% in 2021

Telehealth helps veterinary
practices to become more efficient

- Clinics make more money by seeing more patients in less time

A telehealth consult takes
on average 9 minutes, in-clinic 30 minutes





Source: AVMA

AccessVET

We decided to do a raise with the Wefunder community because we wanted to allow people who love animals to have chance to become investors in our company.

- All of our current investors are veterinarians, or people with years of experience in the veterinary space
- They invested because they know about the dire need for AccessVet
- They also see the potential upside for the growth of AccessVet

We are already seeing the positive impact from our platform with vets, their teams and pet parents and pets. Our business is ready to scale and the funds we raise with Wefunder community will help us scale more quickly and help more people.





Thank You

AccessVET